FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 15, 2007

The Registrant announces that it has begin exploration drilling at it’s wholly-owned Yuezhao project area in South Gansu Province, China

2.

Exhibits

2.1

News Release dated May 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Matthew Kavanagh

Date:  May 15, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FRANKFURT:MI5
For Immediate Release	May 15, 2007

NEWS RELEASE

MINCO GOLD INITIATES PHASE I DRILLING AT

YUEZHAO GOLD PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (MMM-TSX/MGH-AMEX/FRANKFURT-MI5) is pleased to announce that exploration drilling at the Company’s wholly-owned Yuezhao project area in South Gansu Province, China, began on May 2nd, 2007.

The Yuezhao project area covers approximately 12 square kilometres and is located on the northeast extension of the Yangshan Gold Belt.  The regional structures and host units extend directly into Minco’s exploration area at the northeast extension of the Belt.  The regional arcuate structural trend controls the distribution of a number of sedimentary-hosted gold deposits in South Gansu and North Sichuan provinces.

The Yuezhao gold occurrence was discovered through follow-up work on a regional gold anomaly on the east extension of the Yangshan project area. Geological mapping and surface trenching that was conducted in 2006 identified two major gold mineralized zones in the highly schistose and silicified carbonaceous phyllite and silty phyllite.  Zone ZT-1 has been traced for about 1,000 metres (m) at surface along the NE60-70° strike direction and varies from 2.0m to 3.6m in width with an average gold grade of 1.52 grams per tonne (g/t).  Zone ZT-2 was located 35m north of zone ZT-1, has been traced for more than 400 metres on surface, and varies in width from 1.3m to 6.1m with an average gold grade of 3.54g/t.

The Phase I diamond drilling program consists of approximately 1,500 metres in 7 holes to test the down dip extension of the known surface mineralization previously delineated in trenching.  A Phase II program consisting of infill and step-out drilling will be planned based on the Phase I results.  In addition, Minco’s field crews are presently conducting detailed surface work and defining drill targets at the Yangshanli and Chachashi areas.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX/FRANKFURT-MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.